

Mail Stop 6010

August 20, 2008

Mr. Donny Smith
Chief Executive Officer
Segway IV Corp.
213 South Oak Avenue
Owatonna, Minnesota 55060

   Re: **Segway IV Corp.**
       Form 10-KSB for the Year Ended December 31, 2007
       File No. 000-30327

Dear Mr. Smith:

   We have reviewed your amendment filed August 18, 2008 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments, however, if you disagree, we would be pleased to consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A Amendment #1 as of December 31, 2007

1.   We note that in your amended Form 10-KSB your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 17, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the Form 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

2.   We note that you have not provided the acknowledgments requested in our letter dated July 17, 2008. Please provide, in writing, a statement from the company acknowledging that:

   •   The company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Segway IV Corp.
Mr. Donny Smith
August 20, 2008
Page 3

You may contact Lynn Dicker, Staff Accountant, at (202) 551-3616 or me at (202) 551-3643 if you have questions regarding these comments.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief